UNITED STATES                   OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION   OMB Number:  3235-0145
                      Washington, D.C. 20549       Expires:   October 31, 1994
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                                                   hours per response ... 14.90


                               SCHEDULE 13G



               Under the Securities Exchange Act of 1934

                             (Amendment No. 2)



                               ANERGEN, INC.
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                            (Name of Issuer)


                       Common Stock, no par value
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                      (Title of Class of Securities)


                              034602-10-2
          -------------------------------------------------
                            (CUSIP Number)




Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                         Page 1 of 8 pages

  3100                                              Schedule 13G
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CUSIP No. 034602-10-2         13G       Page   2    of    8   Pages
          -----------                        ------    -------
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ORTELIUS TRADING L.P.;    13-3512778
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|
                                                        (b) |_|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Deleware
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 NUMBER OF     5    SOLE VOTING POWER  0
  SHARES       ----------------------------------------------------------------
BENEFICIALLY   6    SHARED VOTING POWER  0
 OWNED BY      ----------------------------------------------------------------
  EACH         7    SOLE DISPOSITIVE POWER  0
 REPORTING     ----------------------------------------------------------------
PERSON WITH    8    SHARED DISPOSITIVE POWER 0
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   0    shares of Common Stock
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
      BD
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

 3100                                              Schedule 13G
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CUSIP No. 034602-10-2         13G       Page   3    of    8   Pages
          -----------                        -------   -------
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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GDK, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   |_|
                                                        (B)   |_|
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3    SEC USE ONLY
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4    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
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   NUMBER OF      5 SOLE VOTING POWER  340,371
    SHARES        -------------------------------------------------------------
  BENEFICIALLY    6 SHARED VOTING POWER 0
   OWNED BY       -------------------------------------------------------------
     EACH         7 SOLE DISPOSITIVE POWER  340,371
   REPORTING      -------------------------------------------------------------
  PERSON WITH     8 SHARED DISPOSITIVE POWER 0
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON   340,371 shares of Common Stock
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.3%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
       BD
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

  Anergen, Inc.


Item 1(b).     Address of Issuer's Principal Executive Offices:

  301 Penobscot Drive
  Redwood City, California 94063


Item 2(a).     Name of Person Filing:

  This Amendment 2 to Form 13G is being filed by (i) GDK, Inc., a corporation formed under the laws of the British Virgin Islands ("GDK"), with respect to shares of common stock of the issuer ("Common Stock") beneficially owned by it as of December 31, 1995, and (ii) Ortelius Trading L.P., a Delaware limited partnership ("Ortelius").

  As of December 31, 1995, Ortelius no longer beneficialy owned any shares of Common Stock.

  Pursuant to Rule 13d-3(d)(1), the aggregate number of shares of Common Stock beneficially owned by GDK as of December 31, 1995, is 340,371. This total is comprised of 223,217 shares of Common Stock and 117,154 shares of Common Stock underlying a warrant which is exercisable at the discretion of GDK at any time between now and June 30, 1997. GDK also has entered into a so-called "equity swap" with respect to 135,000 shares of Common Stock. Pursuant to the contract which effects the equity swap, GDK (i) receives a fixed return of 1.5% per annum on the value of the contract and, on a quarterly basis, an amount equal to any decrease in the value of the 135,000 shares of Common Stock below an initial base price of $3.625 per share, as adjusted on pre-determined valuation dates, and (ii) is obligated to pay, on a quarterly basis, an amount equal to any increase in the value of the 135,000 shares of Common Stock above an initial base price of $3.625 per share, as adjusted on pre-determined valuation dates. The contract does not affect GDK's right to vote and/or dispose of the shares of Common Stock owned by it. Caxton Corporation, a Delaware corporation ("Caxton"), is GDK's trading advisor. Subject to termination of its contractual relationship with GDK by a vote of its Board of Directors, Caxton acts on behalf of GDK as its trading advisor. In such capacity, Caxton directs GDK's securities investments and is vested with authority over the voting and disposition of the shares of Common Stock.


                         Page 4 of 8 pages

Item 2(b).     Address of Principal Business Office, or, if None,
Residence.

  The address of the principal office of Ortelius Trading L.P. is 667 Madison Avenue, 10th floor, New York, New York 10021. The address of the principal office of GDK, Inc. is c/o its Manager, Leeds Management Limited, 129 Front Street, Penthouse, Hamilton HM12 Bermuda.


Item 2(c).     Citizenship:

  Ortelius:  Delaware
  GDK:       British Virgin Islands


Item 2(d).     Title of Class of Securities:

  Common Stock, no par value


Item 2(e).     CUSIP NUMBER:  034602-10-2


Item 3. The reporting persons originally filed as a group, in accordance with Rule 13d-1(b)(1)(ii)(H). Each of the reporting persons is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934. Subsequent to the disposition of the Common Stock beneficially owned by Ortelius, Ortelius filed Form BDW in order to withdraw its broker-dealer registration.


Item 4.   Ownership.

  (a) Amount beneficially owned: The amount of securities beneficially owned by Ortelius as of December 31, 1995, is zero. The amount of securities beneficially owned by GDK as of December 31, 1995, is 340,371, consisting, pursuant to Rule 13d-3(d)(1), of 223,217 shares of Common Stock and a warrant currently exercisable for 117,154 shares of Common Stock.

  (b) Percent of class: As of December 31, 1995, Ortelius beneficially owned 0.0% of the class of Common Stock. As of December 31, 1995, GDK beneficially owned 2.3% of the class of Common Stock.

  (c)  Number of shares as to which Ortelius has:
       (i) Sole power to vote or to direct the vote:  0
       (ii) Shared power to vote or to direct the vote: 0
       (iii) Sole power to dispose or to direct the disposition of: 0

                         Page 5 of 8 pages

       (iv) Shared power to dispose or to direct the disposition
of:  0

       Number of shares as to which GDK has:
       (i) Sole power to vote or to direct the vote:  340,371
       (ii) Shared power to vote or to direct the vote:  0
       (iii) Sole power to dispose or to direct the disposition
of:  340,371
       (iv) Shared power to dispose or to direct the disposition
of:  0


Item 5. Ownership of Five Percent or Less of a Class. Each of Ortelius and GDK has ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6.   Ownership of More than Five Percent on Behalf of
Another Person.  NA


Item 7.   Identification and Classification of the Subsidiary
Which Acquired the Security Reported on the Parent Holding
Company.  NA


Item 8. Identification and Classification of members of the Group. NA


Item 9.   Notice of Dissolution of Group.  NA


Item 10.  Certification.

  By signing below, each of the reporting persons hereby certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                         Page 6 of 8 pages

                            SIGNATURE

Afterreasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

February , 1996
------------------
Date

GDK, INC.



  By:__________________________
     Maxwell Quin
     Secretary



  By:__________________________
     Nitin Aggarwal
     President




                         Page 7 of 8 pages

                            SIGNATURE

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



February    , 1996
--------------------
Date

ORTELIUS TRADING L.P.

  By:  Caxton Corporation



  By:_____________________________
     Peter D'Angelo
     President